Filed Pursuant to Rule 433

Registration Statement No. 333-187047

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$250,000,000 2.000% Senior Notes due 2018

$1,000,000,000 3.500% Senior Notes due 2023

Issuer:	Fidelity National Information Services, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB-

Principal Amount:	2018 Notes: $250,000,000 2023 Notes: $1,000,000,000

Coupon:	2018 Notes: 2.000% 2023 Notes: 3.500%

Trade Date:	April 10, 2013

Settlement Date:	T+3; April 15, 2013

Maturity:	2018 Notes: April 15, 2018 2023 Notes: April 15, 2023

Price to Public:	2018 Notes: 99.617% of face amount 2023 Notes: 99.208% of face amount

Yield to Maturity:	2018 Notes: 2.081% 2023 Notes: 3.595%

Benchmark Treasury:	2018 Notes: UST 0.750% due March 31, 2018 2023 Notes: UST 2.000% due February 15, 2023

Spread to Benchmark Treasury:	2018 Notes: T + 135 basis points 2023 Notes: T + 180 basis points

Benchmark Treasury Price and Yield:	2018 Notes: 100-03 / 0.731% 2023 Notes: 101-27 / 1.795%

Underwriting Discount:	2018 Notes: 0.60% 2023 Notes: 0.65%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013

Record Dates:	March 31 and September 30 of each year

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:

2018 Notes: At any time at a discount rate of Treasury plus 20 basis points

2023 Notes: At any time before January 15, 2023 at a discount rate of Treasury plus 30 basis points

Notwithstanding the foregoing, if the 2023 Notes are redeemed on or after January 15, 2023 (the date that is three months prior to their maturity date), the 2023 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Use of Proceeds:	We intend to use the net proceeds from this offering to fund the purchase, through a call for redemption, of $750 million aggregate principal amount of our 7.625% senior notes due 2017, to pay fees and expenses related to this offering, and for general corporate purposes, which may include the repayment of other existing indebtedness.

CUSIP:	2018 Notes: 31620MAJ5 2023 Notes: 31620MAK2

ISIN:	2018 Notes: US31620MAJ53 2023 Notes: US31620MAK27

Joint Bookrunners:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Agricole Securities (USA) Inc.

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

SMBC Nikko Capital Markets Limited

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Barclays Capital Inc. at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Dg.prospectus_requests@baml.com.

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